EXHIBIT 15.2

With respect to the registration statement (Form S-3 No. 333-158705) of Icahn Enterprises L.P., we acknowledge our awareness of the incorporation by reference therein of our report, dated November 6, 2012 related to our review of financial information of CVR Energy, Inc. as of September 30, 2012, for the three-month period ended September 30, 2012, and for the period from May 5, 2012 to September 30, 2012, included in the Icahn Enterprises L.P. Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 or 11 of the Act.
/s/KPMG LLP
Houston, Texas
November 7, 2012